Exhibit 99

KonaTel Reports Second Quarter 2021 Financial Results

Revenue of $2.9 Million, Up 29%

DALLAS, August 9, 2021--KonaTel, Inc. (OTCQB: KTEL) (www.konatel.com), a voice/data communications holding company, today announced financial results for second quarter and six-month period ended June 30, 2021.

Second Quarter Financial Summary and Recent Business Highlights

•	Revenues of $2.9 million, up 29% compared to the second quarter last year.
•	Gross profit of $1.4 million, up 64% compared to the second quarter last year.
•	Operating income of $381,000 compared to an operating loss of $(92,000) in the second quarter last year.
•	Net income of $341,000 or $0.01 per share, compared to $142,000, inclusive of non-recurring, other income of $242,000, or $0.00 per share, in the second quarter last year.
•	Approved as a provider of cellular services by the California Public Utilities Commission (CPUC) under the Federal Communications Commission's (FCC) LifeLine program.
•	Approved to participate in the Federal Communications Commission’s (FCC) new Emergency Broadband Benefit Program (EBB) (www.fcc.gov/broadbandbenefit) established by Congress to provide temporary broadband data service to low-income American households impacted by COVID.

“During the second quarter, we drove significant revenue growth of nearly 30% capturing a meaningful share of the increasing demand for telecommunications and data services and delivered positive net income of more than $340,000,” stated KonaTel Chairman and CEO Sean McEwen. “Increasingly, we are emphasizing the importance of a sales-oriented approach towards the market with continued investment in our sales organization including the recent launch of our expanded agent platform to support our indirect channel.”

McEwen continued, “At the same time, recent approvals for participation in federal and state subsidized cellular programs expands our opportunities and provides a natural revenue hedge against market volatility that can result from changing economic conditions. Most recently, we were unanimously approved as a provider of cellular services by the California Public Utilities Commission (CPUC) under the Federal Communications Commission's (FCC) LifeLine program. The CPUC approval process is rigorous, and approval has been granted to only a select number of providers with the most recent approval prior to KonaTel dating back to 2017. We are eager to serve eligible California families with essential voice and data services.”

Year-to-Date Financial Detail (First Six Months of 2021 vs. First Six Months of 2020)

Revenues increased 26% to $5.3 million compared to $4.2 million, reflecting a 26.2% increase in Hosted Services revenues and a 25.7% increase in Mobile Services revenues.

Gross profit was $2.3 million, or 44.3% gross profit margin, compared to gross profit of $1.6 million, or 39.0% gross profit margin.

Total operating expenses were $2.1 million, up 10.4% compared to $1.9 million. This increase was primarily a result of infrastructure expansion, primarily payroll, professional services and application development costs to support growth.

Net income was $108,000, or $0.00 per diluted share (based on 44.2 million weighted average shares) compared to $243,000, or $0.01 per diluted share (based on 44.1 million weighted average shares), inclusive of non-operating, other income of $543,000 related to expected forgiveness of its payroll protection and disaster loans from the Small Business Administration (SBA).

Balance Sheet

The Company ended the quarter with $788,000 in cash, compared to $715,000 in cash on December 31, 2020. Long term debt was $150,000 as of June 30, 2021 and December 31, 2020.

About KonaTel

KonaTel provides a variety of retail and wholesale telecommunications services including mobile voice/text/data service supported by national U.S. mobile networks, mobile numbers, SMS/MMS services, IoT mobile data service, and a range of hosted cloud services. KonaTel’s subsidiary, Apeiron Systems (www.apeiron.io), is a global cloud communications service provider employing a dynamic "as a service" (CPaaS/UCaaS/CCaaS/PaaS) platform. Apeiron provides voice, messaging, SD-WAN, and platform services using its national cloud network. All Apeiron’s services can be accessed through legacy interfaces and rich communications APIs. KonaTel’s other subsidiary, Infiniti Mobile (www.infinitimobile.com), is an FCC authorized wireless Lifeline carrier with an FCC approved wireless Lifeline Compliance Plan, authorized to provide government subsidized cellular service to low-income American families. KonaTel is headquartered in Plano, Texas.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not a guarantee of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time the statements are made and involve known and unknown risks, uncertainties and other factors that may cause our results, levels of activity, performance or achievements to be materially different from the information expressed or implied by the forward-looking statements in this press release. This press release should be considered in light of the disclosures contained in the filings of KonaTel and its “forward-looking statements” in such filings that are contained in the EDGAR Archives of the SEC at www.sec.gov.

Contacts

D. Sean McEwen
(214) 323-8410
inquiries@konatel.com

-- Tables Follow –

KonaTel, Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

	June 30, 2021	December 31, 2020
Assets
Current Assets
Cash and Cash Equivalents	$788,243	$715,195
Accounts Receivable, net	743,678	434,801
Inventory, Net	94,634	17,786
Prepaid Expenses	6,239	2,365
Other Current Asset	164	194
Total Current Assets	1,632,958	1,170,341

Property and Equipment, Net	53,632	79,571

Other Assets
Intangible Assets, Net	1,265,128	1,517,163
Other Assets	154,296	172,065
Total Other Assets	1,419,424	1,689,228
Total Assets	$3,106,014	$2,939,140

Liabilities and Stockholders' Equity
Current Liabilities
Accounts Payable and Accrued Expenses	$977,038	1,042,567
Note Payable - current portion	17,308	$94,339
Right of Use Operating Lease Obligation - current	85,532	66,323
Deferred Revenue	—	37,677
Total Current Liabilities	1,079,878	1,240,906

Long Term Liabilities
Right of Use Operating Lease Obligation - long term	155,880	15,399
Note Payable - long term	150,000	150,000
Total Long Term Liabilities	305,880	165,399
Total Liabilities	1,385,758	1,406,305
Commitments and contingencies
Stockholders' Equity
Common stock, $.001 par value, 50,000,000 shares authorized, 40,692,286 outstanding and issued at June 30, 2021 and December 31, 2020	40,692	40,692
Additional Paid In Capital	7,539,690	7,460,632
Accumulated Deficit	(5,860,126)	(5,968,489)
Total Stockholders' Equity	1,720,256	1,532,835
Total Liabilities and Stockholders' Equity	$3,106,014	$2,939,140

KonaTel, Inc.

Condensed Consolidated Statement of Operations

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenue	$2,913,873	$2,257,193	$5,306,711	$4,214,548
Cost of Revenue	1,476,485	1,378,868	2,958,162	2,571,045
Gross Profit	1,437,388	878,325	2,348,549	1,643,503

Operating Expenses
Payroll and Related Expenses	588,328	449,931	1,180,871	898,080
Operating and Maintenance	—	228,678	—	420,700
Bad Debt	—	190	—	1,690
Professional Services	59,602	—	143,725	—
Utilities and Facilities	18,995	22,994	70,797	47,232
Depreciation and Amortization	213,552	231,597	427,105	486,526
General and Administrative	37,616	12,568	145,661	27,135
Marketing and Advertising	1,637	872	12,723	1,816
Application Development Costs	119,740	—	119,740	—
Taxes and Insurance	16,850	23,312	24,695	42,126
Total Operating Expenses	1,056,320	970,142	2,125,317	1,925,305

Operating Income	381,068	(91,817)	223,232	(281,802)

Other Income and Expense
Other Income	—	242,080	—	543,449
Interest Expense	(7,514)	(8,214)	(9,756)	(18,765)
Other Non-Operating Expenses	(32,469)	—	(105,113)	—
Total Other Income and Expenses	(39,983)	233,866	(114,869)	524,684

Net Income	$341,085	$142,049	$108,363	$242,882

Net Income per Share
Basic	$0.01	$0.00	$0.00	$0.01
Diluted	$0.01	$0.00	$0.00	$0.01
Weighted Average Outstanding Shares
Basic	40,692,286	40,692,286	40,692,286	40,692,286
Diluted	44,217,286	44,092,286	44,217,286	44,092,286